LONCOR GOLD INC. (the "Corporation")

Special Meeting of Shareholders of the Corporation held on December 11, 2025

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matter submitted to the special meeting of shareholders of the Corporation held on December 11, 2025 (the "Meeting").

The matter voted upon at the Meeting and results of the voting were as follows:

Special resolution, the full text of which is set forth in Appendix "A" to the management information circular of the Corporation dated November 10, 2025, approving, among other things, a plan of arrangement under Section 182 of the Ontario Business Corporations Act involving the Corporation and Chengtun Gold Ontario Inc.
	Outcome of Vote	For	Against
By shareholders of the Corporation	Approved	128,180,130 Shares (99.70%)	390,031 Shares (0.30%)
By shareholders of the Corporation (excluding votes attached to the common shares of the Corporation ("Shares") required to be excluded for the purposes of "minority approval" under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions)	Approved	98,012,721 Shares (99.60%)	390,031 Shares (0.40%)